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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of July, 2003


                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            FORM 20-F [X]     FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 YES [ ]      NO [X]



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                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                           FOR THE MONTH OF JULY, 2003


ACQUISITION OF CERTEN INC. FROM BELL CANADA

       On July 2, 2003, the registrant, Amdocs Limited ("Amdocs"), acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen") for CDN $89 million in cash, pursuant to an Acquisition Agreement, dated as of May 28, 2003. Amdocs and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, Bell owned 90% of Certen's equity and Amdocs owned the remainder. As a result of this acquisition, Certen is now a wholly-owned subsidiary of Amdocs. Since Certen's inception, Amdocs has provided the customer care and billing software required by Certen, including related customization, installation, maintenance and other services. As part of the acquisition, Certen will assume a greater operational role, continuing to implement Bell's current billing modernization program as well as handling day to day billing functions such as invoice production and distribution. In conjunction with the acquisition, Certen has extended its billing operations outsourcing agreement with Bell by three years to December 2010.

       Attached as Exhibit 99.1 and incorporated herein by reference in its entirety is a copy of the press release dated July 2, 2003 announcing the completion of the acquisition.


FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION

       The financial statements of Certen and the unaudited pro forma condensed consolidated financial information are not included in this report. Such financial information will be filed by amendment not later than September 15, 2003.


EXHIBITS

EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Press Release dated July 2, 2003.


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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMDOCS LIMITED


Date: July 15, 2003

                                               /s/ Thomas G. O'Brien
                                               -------------------------
                                               Thomas G. O'Brien
                                               Treasurer and Secretary
                                               Authorized U.S. Representative


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                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Press Release dated July 2, 2003.